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                                  FORM 6-K
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                      REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934

  For the month of August, 2002


                    GALEN HOLDINGS PUBLIC LIMITED COMPANY
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                                     ---
               (Translation of registrant's name into English)

                          SEAGOE INDUSTRIAL ESTATE
                                  CRAIGAVON
                                  BT63 5UA
                               UNITED KINGDOM
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                                     ---
                  (Address of principal executive offices)

  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

  Form 20-F _X_ Form 40-F___

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

  Yes___ No _X_

  (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

              Schedule of Information Contained in this Report

  Press release announcing the completion of the sale of Galen's ICTI business to companies controlled by Allen McClay on August 23, 2002.

                                 SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                            GALEN HOLDINGS PUBLIC LIMITED COMPANY


                            By:               ______
                            Name:
                            Title:


  Date:  August 29, 2002




NEWS RELEASE




Craigavon, Northern                               August 23, 2002
Ireland/Rockaway, NJ

                        GALEN HOLDINGS PLC ("GALEN")
      SALE OF INTERACTIVE CLINICAL TECHNOLOGIES INCORPORATION ("ICTI")

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA. 23 August 2002 . Galen Holdings PLC (LSE: GAL, Nasdaq: GALN), the international specialty pharmaceutical company, announced today that it has agreed to sell its Interactive Clinical Technologies ("ICTI") business, the last remaining part of its Pharmaceutical Services division, to a company controlled by Dr Allen McClay, the founder and former President of Galen, for a cash consideration of approximately $16 million.

Commenting on the disposal, Roger Boissonneault, Galen's Chief Executive, said:

"The sale of ICTI completes the process of focusing Galen on its pharmaceutical products business. Since the acquisition of Warner Chilcott our pharmaceutical products business has been the primary driver of growth. This sale will free up additional resources to focus on our pharmaceutical products business."

Galen is an integrated specialty pharmaceutical company based in Craigavon,

Northern Ireland and Rockaway, New Jersey, USA.  Galen develops, acquires and manufactures branded prescription pharmaceutical products, which are promoted by the Company's sales and marketing organizations in the UK, Ireland and the

US.


                                     ###


Co. Contacts:



Galen Holdings PLC

David Kelly, Sr. Vice President, Corporate Finance

+353 86 814 9296



Financial Dynamics

Fiona Noblet

 + 44 (0) 207 831 3113



For further information on Galen, please visit www.galenplc.com


Note:


Forward looking statements in this report, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.